

June 1, 2012

Via E-mail
Russell F. Coleman
Senior Vice President and General Counsel
Belo Corp.
400 S. Record Street
Dallas, TX 75202

> **Re:** **Belo Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed April 30, 2012**
> **File No. 001-08598**

Dear Mr. Coleman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Management's Discussion and Analysis…,page 12

Overview, page 12

1. We note your disclosure that beginning in 2012 you no longer receive any network compensation payments. We also note your disclosure that certain of your affiliation agreements now require you to make cash payments to the networks. In future filings expand your management's discussion and analysis to provide additional analysis of the impact these cash payments have on your results of operations. In addition, expand the analysis in your results of operations to quantify the effect the elimination of network compensation payments has on your revenue. For example, we note the disclosure in

your Form 8-K filed April 27, 2012 specifically addressing the $1.7 million decrease in network compensation you received in the first quarter of 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Jessica Plowgian, Attorney-Advisor, at 202-551-3367 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director